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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-68115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 1500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barnes Wendling CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

1350 Euclid Avenue Suite 1400	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH GODHARD
Notary Public, State of Ohio
My Comm. Expires July 10, 2021

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

√ (a) Facing Page.
√ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
√ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

Barnes Wendling CPAs INC.
BUILDING AND MAINTAINING
YOUR NET WORTH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

Opinion on the Financial

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
p 216.566.9000 • f 216.566.9321

5050 Waterford Dr.
Sheffield Village, OH 44035-1497
p 440.934.3850 • f 440.934.3950

toll free 800.369.6375 barneswendling.com

Barnes Wendling CPAs INC.

BUILDING AND MAINTAINING YOUR NET WORTH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Auditors' Report on Supplemental Information

The Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Required Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statement as a whole.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
We have served as Northcoast Research Partners, LLC's auditor since 2019.
Cleveland, Ohio
February 26, 2020

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2019
ASSETS		
Cash	$	912,600
Deposit at clearing broker		261,344
Receivable from broker		184,945
Receivables from customers		64,294
Prepaid expenses		44,400
Equipment and leasehold improvements, net		50,467
Right-of-use asset		828,960
	$	2,347,010
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	161,871
Accrued payroll		248,337
Lease liability		1,200,857
TOTAL LIABILITIES		1,611,065
MEMBER'S EQUITY		735,945
	$	2,347,010

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

General
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposit held by clearing broker
Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a certain level of cash on deposit with the clearing broker. Should the clearing broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker. Cash on deposit with the clearing broker at December 31, 2019 is $261,344.

Concentration of credit risk
The Company's cash balance is primarily in two financial institution located in Cleveland, Ohio. For each financial institution, the respective balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from two customers at December 31, 2019 that comprised 52% of the accounts receivable balance.

The Company is further exposed to credit risk for commissions receivable from the clearing broker, which is collected within 30 days, and other unaffiliated institutions. Such credit risk is generally limited to the amount of the receivable from the broker.

In the normal course of business, the Company's customers and clearing broker activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted

NOTE B – Summary of significant accounting policies, continued

obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss or gain.

The Company has not experienced nonperformance by any customer or it's clearing broker in the above situations during 2019 nor does it anticipate it will. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

As of December 31, 2019, the Company had no other significant concentrations of credit risk.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2019, management determined that no allowance was necessary.

Equipment and leasehold improvements
Equipment and leasehold improvements consisted of the following at December 31, 2019:

Furniture and fixtures	$ 159,743
Office equipment	220,020
Leasehold improvements	27,974
	407,737
Less accumulated depreciation	(357,270)
	$ 50,467

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures and 3 years for office equipment. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease.

Income taxes
The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

NOTE B – Summary of significant accounting policies, continued

Recent accounting pronouncements

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842) (ASU 2016-02). The objective of ASU 2016-02 is to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within that year.

The Company adopted the standard on January 1, 2019 and recorded a right-of-use asset of $991,443, net of the existing deferred rent liability of $431,518, and a related lease liability of $1,422,961 for its office space operating lease. Refer to Note D for additional disclosures for leases.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2019 and February 26, 2020, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE C – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE D – Lease commitments

In 2013, Holdings decided to relocate the Company's office space and entered into a non-cancelable ten-year operating lease commencing on February 1, 2014. The lease is guaranteed by certain members of Holdings for up to $650,000. This guarantee is reduced by $130,000 after the conclusion of each lease year, and will be reduced to zero upon the conclusion of 5 years.

During 2016, the landlord asked Holdings to relocate the Company's offices to a different floor in the same building at the landlord's expense. Holdings and the landlord amended the original operating lease agreement which resulted in a reduction of lease expense commencing upon relocation. The amended lease did not alter the original length of the lease term nor the guarantee amount and the timing of the expiration of the guarantee. On January 15, 2017, the rental obligations under this lease were assumed by the Company. The Company relocated on October 9, 2017.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over

NOTE D – Lease commitments, continued

the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $290,230 at December 31, 2019. In addition, the landlord provided a tenant improvement allowance of $200,000 for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2019, the leasehold allowance, net of accretion, was $81,667.

As disclosed in Note B, the Company adopted ASU 2016-02 on January 1, 2019. As a result of adopting this standard, there was no impact to prior years balance sheet information and because this lease is an operating lease, the adoption of this standard has no impact on our results nor in the calculation of the Company's net capital requirements. At January 1, 2019 the Company recorded a right-of-use asset of $991,443, net of the existing deferred rent liability of $431,518, and a related lease liability of $1,422,961. The right-of-use asset and the related lease liability was calculated utilizing a discount rate of 6%. As of December 31, 2019, the right-of-use asset is $828,960 and the related lease liability is $1,200,857. The operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's operating lease does not provide an implicit rate, the Company estimated its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term.

Future minimum lease payments under lease agreement as of December 31, 2019 are as follows:

2020	$ 324,081
2021	326,139
2022	335,198
2023	345,081
2024	28,825
Total lease payments	1,359,324
Less: interest	(158,467)
Present value of lease liabilities	$ 1,200,857

NOTE E – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2019 was $52,140. At December 31, 2019, the Company's net capital was $576,784 and exceeded the minimum net capital requirement by $524,644. The Company's ratio of aggregate indebtedness at December 31, 2019 was 1.36 to 1. The Company is exempt under provision (k)(2)(ii) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

DECEMBER 31, 2019

Total member's equity from statement of financial condition	$ 735,945
Nonallowable assets:	
Receivables	64,294
Equipment and leasehold improvements, net	50,467
Prepaid expenses	44,400
Total nonallowable assets	159,161
Net capital	$ 576,784
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 52,140
Excess net capital	$ 524,644
Total aggregate indebtedness	$ 782,105
Percentage of aggregate indebtedness to net capital	1.36 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

Supplemental Reports

Barnes Wendling CPAs INC.
BUILDING AND MAINTAINING YOUR NET WORTH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Northcoast Research Holdings, LLC, the Sole Member of
Northcoast Research Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Northcoast Research Partners, LLC SEC Rule 15c3-3 Exemption Report Confidential Pursuant to Rule 17a-5(e)(3), in which (1) Northcoast Research Partners, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Barnes Wendling CPAs, Inc.

Barnes Wendling CPAs, Inc.
Cleveland, Ohio
February 26, 2020

1350 Euclid Ave., Ste. 1400
Cleveland, OH 44115-1830
p 216.566.9000 • f 216.566.9321

5050 Waterford Dr.
Sheffield Village, OH 44035-1497
p 440.934.3850 • f 440.934.3950

toll free 800.369.6375 barneswendling.com

NORTHCOAST RESEARCH PARTNERS, LLC
SEC RULE 15c3-3 EXEMPTION REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

To the best of its knowledge and belief, Northcoast Research Partners, LLC states the following:

Northcoast Research Partners, LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

Northcoast Research Partners, LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2019 without exception.

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 26, 2020